Exhibit 99.1

ReneSola Ltd Announces Results of 2010 Annual General Meeting

JIASHAN, China, August 20, 2010 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers and provider of solar module original equipment manufacturer (“OEM”) services, today announced that all shareholder resolutions proposed at the Company’s 2010 annual general meeting held today were duly passed. Specifically, the shareholders passed resolutions approving:

1.	the Company’s financial statements for the year ended December 31, 2009, together with the reports of auditors thereon;

2.	the re-election of Martin Bloom as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s Articles of Association;

3.	to re-appoint Deloitte Touche Tohmatsu as auditors of the Company to hold office until the conclusion of the next general meeting;

4.	the authorization of the Directors to determine the remuneration of the auditors;

5.
the maximum number of shares the Company is authorized to issue to be increased from 250,000,000 shares of no par value to 500,000,000 shares of no par value having the rights set out in the Memorandum and Articles of Association;

6.
the amendment of the 2007 Share Incentive Plan increasing the number of reserved shares which may be issued in accordance with the rules of the 2007 Share Incentive Plan from 7,500,000 shares of no par value to 12,500,000 shares of no par value; and

7.
the admission of the Company's shares of no par value to trading on AIM, a market operated by London Stock Exchange plc, be cancelled and that the Directors be and are hereby authorized to take all steps which are necessary and desirable in order to effect such cancellation with effect from November 30, 2010 or such later date as the Directors may determine.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and OEM services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi
ReneSola Ltd
Phone:	+86-573-8477-3903
Email:	feng.qi@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Phone:	+86-10-8520-6284
E-mail:	derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Phone:	+1-646-460-9989
Email:	jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Westhouse Securities Limited, London
Phone:	+44-20-7601-6100
E-mail:	tim.feather@westhousesecurities.com
richard.baty@westhousesecurities.com